Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
U.S.A.

Göteborg, August 14, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASE

Enclosed please find our latest Press Release:

Press Release 10/2008, July 16, 2008: Growth in income from property management and good net leasing but continued write downs on properties.

Enclosure: Interim Report January – June 2008

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 10/2008

Gothenburg, July 16, 2008

Growth in income from property management and good net leasing but continued write downs on properties

- **Rental income for the period January – June 2008 amounted to SEKm 1,218 (SEKm 1,094 corresponding period previous year).**
- **Net income after tax for the period amounted to SEKm 49 (674), equivalent to SEK 0.30 (4.11) per share.**
- **Income from property management improved by 7 % to SEKm 473 (442), equivalent to SEK 2.88 (2.70) per share.**
- **The investments amounted to SEKm 1,582 (1,492) of which SEKm 870 (995) refer to acquisitions and SEKm 712 (497) new construction, extensions and refurbishments.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 473 (442), equivalent to SEK 2.88 (2.70) per share. The improvement is 7% and is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs.

The net leasing amounted to SEKm 62 (58).

In order to show the uncertainty seen on the real estate market the required yield in the internal valuation has been increased also in the second quarter. The value of the properties have been reduced with SEKm –467 (374) in total. The changes in value on derivatives amounted to SEKm 60 (120). Net income for the period was SEKm 49 (674), equivalent to SEK 0.30 (4.11) per share.

"The net leasing and pace of investment continued to be on a high level in Castellum. Furthermore Castellum has during the second quarter, increased the long term credit facilities with SEK 2 billions to secure the possibility for a continued high pace of investments in an interesting market situation." comments Castellum's CEO, Håkan Hellström

Enclosure: Interim Report January – June 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 29 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange Large Cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Ulrika Danielsson, Finance Director, phone +46 31 60 74 00 / mobile + 46 706-47 12 61

www.castellum.se

CASTELLUM



During June 2008, Castellum aquired 9 properties in Örebro. The properties have attractive locations and have a total lettable area of 49,500 sq.m.

Half-year Report January-June 2008

Half-year Report January-June 2008

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 29 billions, and comprises commercial properties.

*The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: **Greater Gothenburg** (incl. Borås, Kungsbacka and Halmstad), the **Öresund Region** (Malmö, Lund and Helsingborg), **Greater Stockholm**, **Mälardalen** (Örebro, Västerås and Uppsala) and **Eastern Götaland** (Jönköping, Linköping, Värnamo and Växjö).*

Castellum is listed on OMX Nordic Exchange Large Cap.

- Rental income for the period January-June 2008 amounted to SEKm 1,218 (SEKm 1,094 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 49 (674), equivalent to SEK 0.30 (4.11) per share.
- Income from property management improved by 7 % to SEKm 473 (442), equivalent to SEK 2.88 (2.70) per share.
- The investments amounted to SEKm 1,582 (1,492) of which SEKm 870 (995) refer to acquisitions and SEKm 712 (497) new construction, extensions and refurbishments.

Data per share

SEK	2008 Jan-June	2007 Jan-June	2007	2006	2005	2004	2003	2002	2001
Income property management	2.88	2.70	5.63	5.38	5.00	4.52	4.07	3.77	3.30
Change	**+7%**		**+5%**	**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	
Net income after tax	0.30	4.11	9.07	10.21	7.89	5.59	2.68	4.00	5.68
Change	**-93%**		**-11%**	**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	
Dividend			3.00	2.85	2.62	2.38	2.13	1.88	1.63
Change			**+5%**	**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a potential asset growth of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning a borrowing ratio not permanently exceeding 55% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be available as a method to use for adjusting the company's capital structure. Sales of own shares held by the company will only take place, if needed, in order to restore the capital structure to the set level.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum will work for a competitive total return in the company's share in relation to the risk and for a high liquidity.

However, all actions will be made from a long term perspective and the company will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.







Income, Costs and Results

*All amounts corresponds to the whole period or the position at the end of the period. Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, **www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 473 (442), equivalent to SEK 2.88 (2.70) per share. The improvement is 7%. The improvement in income is due to higher rental income and the effect of investments made but has also been limited by increased interest rate costs.

Income from property management per share



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

During the period, changes in value on properties and derivatives amounted to, respectively, SEKm –467 (374) and SEKm –60 (120). Net income after tax for the period was SEKm 49 (674), equivalent to SEK 0.30 (4.11) per share.

Rental income

Group rental income amounted to SEKm 1,218 (1,094). The improvement is chiefly an effect of investments made but also higher rental levels and lower vacancies.

For office and retail properties, the average contracted rental level, including cost for heating and property tax, amounted to SEK 1,157 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 661 per sq.m. Rental levels have increased by approx. 3% compared to previous year.

Castellum has a good risk diversification in the commercial lease portfolio consisting of approx. 4,300 contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 89.5%, which is 2.2%-units higher than previous year. The net leasing continued to be strong during the second quarter 2008 even though Castellum can not meet the demand on certain local markets and for some categories as there are now a lack of vacant premises.

The gross leasing (i.e. the annual value of total leasing) during the period was SEKm 171 (159) and terminations were SEKm 109 (101) which gives a net leasing of SEKm 62 (58).

Net leasing



New leases
Terminations
Net leasing, rolling annual value
SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006 2007 2008

The rental market has during the second quarter 2008 shown to be much the same as during the first quarter. The demand for commercial premises continued to be strong, even if a certain weakening can be seen. The rental levels on Castellum's local markets are assessed to be stable or slightly increasing.

Property costs

Property costs amounted to SEKm 428 (384) corresponding to SEK 283 per sq.m. (266). The increase in costs is chiefly an effect of higher real estate tax and higher energy prices compared to previous year. Energy consumption for heating during the period has been calculated to 79% (79%) of a normal year according to degree day statistics.

Central administrative expenses

Central administrative expenses were SEKm 34 (37). This also includes costs for a profit and share price related incentive plan for senior management of SEKm 1 (4).

Net financial items

Net financial items were SEKm –283 (–231). The increase of SEKm 52 is partly due to a larger real estate portfolio and partly due to that the average interest rate level during the period has increased 0.5%-units to 4.6% (4.1%), giving higher costs in net financial items of approx. SEKm 30.

Changes in value

The previous unbalance on the market with a great demand and limited supply has been stabilized. This chiefly depends on the credit squeeze giving the investors limited possibility for funding which led to increasing yields. It is certain that the previous noted toplevels on real estate prices have decreased. The buyers' and the vendors' views on prices have become more and more different leading to fewer number of transactions.

The value of the properties on a market with few transactions are difficult to asses. In order to show the uncertainty seen on the real estate market, the required yield used in the internal valuation has increased also in the second quarter 2008 and the increase is 0.15%-unit for the whole period. Together with changes in value based on cash flows, investments made and gains from new construction, extensions and refurbishment projects, the total change in value amounted to SEKm - 467 (372).

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, where changes in value are reported in the income statement. As an effect of changes in the market interest rate the value has changed with SEKm 60 (120) during the period and the value was SEKm 104 (44) at the end of the period.

Tax

The nominal corporate tax rate in Sweden is 28%. Due to the possibility to make depreciations for tax purposes, investments deductible for tax purposes, and to use tax loss carry forwards there is in principle no paid tax costs. Payed tax occur because a few subsidiaries don't meet the conditions for group contributions.

Remaining tax loss carry forwards can be calculated to SEKm 512, while the properties' and derivatives fair value exceed their fiscal value by SEKm 12,649 respectively SEKm 104. As deferred tax liability a full nominal 28% tax of the net difference is reported, SEKm 3,427.

Tax calculation 30-06-2008

SEKm	Basis current tax	Basis deferred tax
Income from property management	473	
Deductions for tax purposes		
depreciations	– 262	262
refurbishments	– 107	107
Other tax allowances	– 11	8
Taxable income from property management for the period	93	377
Non taxable / deduction changes in value on		
properties	–	– 467
derivatives	–	60
Taxable income for the period	93	– 30
Tax loss carry forwards, opening balance	– 539	539
Deductions for tax purposes refurbishments 2007	– 43	43
Tax loss carry forwards, closing balance	512	– 512
Taxable income	**23**	**40**
Of which 28% current/deferred tax	6	11

Real estate portfolio

The real estate portfolio, which consists entirely of commercial properties in Sweden, is found in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties concentrated to well-situated working-areas with good means of communication and services.

Investments

During the period the real estate portfolio has changes as below.

Changes in the real estate portfolio

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2008	27,717	549
+ Acquisitions	870	24
+ New construction, extensions and refurbishment	712	–
– Sales	–	–
+ Unrealized changes in value	– 467	–
Real estate portfolio on 30 June, 2008	28,832	573

During the period investments totalling SEKm 1,582 (1,492) were made, of which SEKm 870 (995) were acquisitions and SEKm 712 (497) new construction, extensions and refurbishment. Of the total investments, SEKm 746 related to Mälardalen, SEKm 319 to Greater Gothenburg, SEKm 235 to Eastern Götaland, SEKm 145 to the Öresund Region, and SEKm 137 to Greater Stockholm.

Castellum has ongoing projects, of which the outstanding investment volume amounts to approx. SEK 1 billion.

Investments



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
New construction, extensions and refurbishments
Acquisitions
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2001
2002
2003
2004
2005
2006
2007
2008

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

Castellum's real estate portfolio

	30-06-2008				January-June 2008						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	75	391	5,063	*12,943*	234	*1,196*	94.6%	221	56	*289*	165
Öresund Region	50	311	4,828	*15,512*	207	*1,332*	90.0%	187	50	*321*	137
Greater Stockholm	45	304	3,612	*11,882*	199	*1,311*	82.2%	164	54	*356*	110
Mälardalen	65	315	2,976	*9,455*	154	*977*	90.8%	140	43	*271*	97
Eastern Götaland	45	273	2,249	*8,242*	128	*935*	92.8%	118	47	*342*	71
Total office/retail	**280**	**1,594**	**18,728**	***11,749***	**922**	***1,157***	**90.0%**	**830**	**250**	***314***	**580**
Warehouse/industrial											
Greater Gothenburg	96	595	4,100	*6,888*	200	*673*	89.5%	179	40	*134*	139
Öresund Region	42	294	1,738	*5,921*	96	*651*	83.2%	79	21	*144*	58
Greater Stockholm	36	193	1,418	*7,344*	82	*845*	86.9%	71	22	*227*	49
Mälardalen	41	163	838	*5,144*	52	*643*	96.7%	51	15	*186*	36
Eastern Götaland	34	183	744	*4,060*	42	*460*	87.4%	37	11	*125*	26
Total warehouse/industrial	**249**	**1,428**	**8,838**	***6,189***	**472**	***661***	**88.4%**	**417**	**109**	***153***	**308**
Total	**529**	**3,022**	**27,566**	***9,122***	**1,394**	***923***	**89.5%**	**1,247**	**359**	***238***	**888**
Leasing and property administration									68	*45*	– 68
Total after leasing and property administration									**427**	***283***	**820**
Development projects	14	80	834	–	15	–	–	7	5	–	2
Undeveloped land	30	–	432	–	–	–	–	–	–	–	–
Total	**573**	**3,102**	**28,832**	–	**1,409**	–	–	**1,254**	**432**	–	**822**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 822 accounted for above and the net operating income of SEKm 790 in the income statement is explained by the adjustment of the net operating income of SEKm 32 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Fair value by property type


Office/Retail 65%
Warehouse/ Industrial 31%
Projects and Undeveloped land 4%

Fair value by region


Greater Gothenburg 33%
Greater Stockholm19%
Mälardalen 14%
Eastern Götaland 11%
Öresund Region 23%

Property realted key ratios

	2008 Jan-June	2007 Jan-June	2007 Jan-Dec
Rental value, SEK/sq.m.	923	889	896
Economic occupancy rate	89.5%	87.3%	87.9%
Property costs, SEK/sq.m.	283	266	262
Net operating income, SEK/sq.m.	543	509	527
Fair value, SEK/sq.m.	9,122	8,779	9,098
Number of properties	573	536	549
Lettable area, thousand sq.m.	3,102	2,900	3,003

Segment information

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2008 Jan-June	2007 Jan-June	2008 Jan-June	2007 Jan-June
Greater Gothenburg	397	360	110	378
Öresund Region	265	245	– 56	237
Greater Stockholm	235	212	194	220
Mälardalen	168	142	43	116
Eastern Götaland	153	135	32	133
Total	**1,218**	**1,094**	**323**	**1,084**

Financing

Financing 30-06-2008


Shareholders' equity
SEKm 10 761 (37%)
Interest bearing liabilities
SEKm 13 641 (47%)
Deferred tax liabilities
SEKm 3 427 (12%)
Non interest bearing liabilities
SEKm 1 249 (4%)

Shareholders' equity and Net Asset Value

Shareholders' equity was SEKm 10,761 (11,204). In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the 8 million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations and with an assessed discounted real tax liability of 5%, be calculated to SEKm 13,576 corresponding to SEK 83 per share.

Interest-bearing liabilities

Castellum has not been directly affected by the credit squeeze and have continued good access to long term funding. During the period, Castellum has signed new long term credit agreements totalling SEKm 2,000 and renegotiated and extended SEKm 1,000.

As of 30 June, 2008 Castellum had long term credit agreements totalling SEKm 15,300 (13,300), bonds totalling SEKm 650 (650), short term credit agreements totalling SEKm 770 (776) and a commercial paper program of SEKm 4,000 (4,000). After deduction of liquid assets of SEKm 11 (7), net interest-bearing liabilities were SEKm 13,630 (12,575) of which SEKm 2,184 are outstanding commercial papers. The average duration of Castellum's long term credit agreements as of 30 June, 2008 was 5.4 years (5.2). The loan to value was 48% (45%).

Loan Maturity 30-06-2008

Long term, SEKm	Credit agreements	Utilized
1 - 2 years	950	950
2 - 3 years	500	500
3 - 4 years	-	-
4 - 5 years	5,000	3,450
> 5 years	9,500	6,450
Total long term credit agreements	15,950	11,350
Total short term agreements (0-1 year)	2,954	2,280
Total credit agreements	**18,904**	**13,630**
Unutilized funding in long term credit agreements		2,320

The average effective interest rate as of 30 June, 2008 was 4.7% (4.4%), while the market interest rate for an equal portfolio amounts to 5.5% (5.0). The average fixed interest term on the same date was 2.0 years (2.2) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 45% (45%).

Interest rate maturity structure 30-06-2008

SEKm	Amount	Average interest rate
0 - 1 year	8,080	4.7%
1 - 2 years	1,550	4.5%
2 - 3 years	550	4.3%
3 - 4 years	100	5.4%
4 - 5 years	1,000	5.0%
5- 10 years	2,350	4.8%
Total	**13,630**	**4.7%**

The Parent Company

The parent company Castellum AB is responsible for matters concerning the stock market such as consolidated reports and stock market information and the credit market such as funding and financial risk management.

The parent company takes part in property related operations through involvement in the Board of the subsidiaries.

Income statement and balance sheet

INCOME STATEMENT SEKm	2008 April-June	2007 April-June	2008 Jan-June	2007 Jan-Dec
Income	2	3	5	5
Operating expenses	– 14	– 16	– 24	– 28
Net financial items	4	7	12	6
Changes in value, derivatives	104	98	60	120
Income before tax	**96**	**92**	**53**	**103**
Tax	– 27	– 26	– 15	– 29
Net income for the period	**69**	**66**	**38**	**74**

BALANCE SHEET SEKm	31 June 2008	31 June 2007	31 Dec 2007
Participations in Group companies	4,087	4,087	4,087
Receivables, Group companies	13,968	12,178	12,960
Other assets	3	5	3
Derivatives	104	65	44
Cash and bank	0	0	0
Total	**18,162**	**16,335**	**17,094**
Shareholders' equity	3,914	3,880	4,368
Interest bearing liabilities	13,314	11,844	12,276
Interest bearing liabilities Group companies	803	445	331
Other liabilities	131	166	119
Total	**18,162**	**16,335**	**17,094**
Pledged assets	12 943	10 889	10 872
Contingent liabilities	300	300	300

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is normally an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase, leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation.

An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The values of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Castellum's greatest financial risk is to lack access to funding. A low borrowing ratio limits this risk and also means less exposure to interest rate changes. Existing credit agreements are reviewed and renegotiated on an ongoing basis and new agreements are signed when needed in order to secure Castellum's need for long term funding.

Gothenburg 16 June, 2008
Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

Gothenburg 16 July 2008

Jan Kvarnström
Chairman

Per Berggren
Board member

Marianne Dicander Alexandersson
Board member

Ulla-Britt Fräjdin-Hellqvist
Board member

Christer Jacobson
Board member

Göran Lindén
Board member

Mats Wäppling
Board member

Håkan Hellström
CEO

Auditors' Report

Independent Auditors' Report on Review of Interim Financial Information.

To the Board of Directors of Castellum AB

Corporate indetity number: 556475-5550

Introduction

We have reviewed the half-yearly report for Castellum AB (publ), corporate identity number 556475-5550, for the period January 1 – June 30, 2008. The Board and the Managing Director are responsible for the preparation and presentation of this half-yearly report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this half-yearly report based on our review.

Scope of Review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying half-yearly report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Gothenburg 16 July 2008

Carl Lindgren
Auktoriserad revisor

Ingemar Rindstig
Auktoriserad revisor

Income statement

SEKm	2008 April-June	2007 April-June	2008 Jan-June	2007 Jan-June	Rolling 12 months July 07-June 08	2007 Jan-Dec
Rental income	613	552	1,218	1,094	2,383	2,259
Operating expenses	– 107	– 95	– 238	– 219	– 433	– 414
Maintenance	– 25	– 24	– 52	– 48	– 100	– 96
Ground rent	– 5	– 5	– 10	– 10	– 20	– 20
Real estate tax	– 30	– 21	– 60	– 43	– 127	– 110
Leasing and property administration	– 34	– 32	– 68	– 64	– 135	– 131
Net operating income	**412**	**375**	**790**	**710**	**1,568**	**1,488**
Central administrative expenses	– 18	– 21	– 34	– 37	– 66	– 69
Net financial items	– 146	– 118	– 283	– 231	– 547	– 495
Income from property management	**248**	**236**	**473**	**442**	**955**	**924**
Changes in value						
Properties, realized	–	2	–	2	– 1	1
Properties, unrealized	– 296	339	– 467	372	80	919
Derivatives, unrealized	104	98	60	120	39	99
Income before tax	**56**	**675**	**66**	**936**	**1,073**	**1,943**
Current tax	– 3	– 3	– 6	– 5	– 23	– 22
Deferred tax	– 13	– 188	– 11	– 257	– 188	– 434
Net income for the period/year	**40**	**484**	**49**	**674**	**862**	**1,487**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

Data per share

	2008 April-June	2007 April-June	2008 Jan-June	2007 Jan-June	Rolling 12 months July 07-June 08	2007 Jan-Dec
Average number of shares, thousand	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*
Earings after tax, SEK	0.24	2.95	0.30	4.11	5.26	9.07
Income from property management, SEK	1.51	1.44	2.88	2.70	5.82	5.63
Outstanding number of shares, thousand	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*	*164,000*
Fair value of properties, SEK	176	159	176	159	176	169
Net asset value (5% deferred tax)	83	79	83	79	83	85
Shareholders' equity, SEK	66	63	66	63	66	68

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution.

Financial key ratios

	2008 April-June	2007 April-June	2008 Jan-June	2007 Jan-June	Rolling 12 months July 07-June 08	2007 Jan-Dec
Net operating income margin	67%	68%	65%	65%	66%	66%
Interest coverage ratio	270%	300%	267%	291%	275%	287%
Return on equity	5.4%	10.0%	3.6%	10.0%	8.5%	14.9%
Return on net asset value	6.2%	11.1%	4.3%	11.3%	9.3%	16,4%
Return on total capital	4.5%	6.9%	3.6%	6.8%	5.7%	9.1%
Investments, SEKm	1,167	598	1,582	1,492	2,688	2,598
Equity/assets ratio	37%	40%	37%	40%	37%	40%
Loan to value	48%	47%	48%	47%	48%	45%

Balance sheet

SEKm	30 June 2008	30 June 2007	31 Dec 2007
Assets			
Investment properties	28,832	26,098	27,717
Other fixed assets	15	13	13
Current receivables	116	110	110
Derivatives	104	65	44
Cash and bank	11	10	7
Total assets	**29,078**	**26,296**	**27,891**
Shareholders' equity and liabilities			
Shareholders' equity	10,761	10,391	11,204
Deferred tax liability	3,427	3,066	3,322
Long term interest-bearing liabilities	13,641	12,154	12,582
Non interest-bearing liabilities	1,249	685	783
Total shareholders' equity and liabilities	**29,078**	**26,296**	**27,891**

Changes in equity

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2006	*164,000*	**86**	**20**	**10,078**	**10,184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-June 2007	–	–	–	190	190
Shareholders' equity 30-06-2007	*164,000*	**86**	**20**	**9,801**	**9,907**
Net income July-December 2007	–	–	–	1,297	1,297
Shareholders' equity 31-12-2007	*164,000*	**86**	**20**	**11,098**	**11,204**
Dividend, March 2008	–	–	–	– 492	– 492
Net income January-June 2008	–	–	–	49	49
Shareholders' equity 30-06-2008	*164,000*	**86**	**20**	**10,655**	**10,761**

Cash flow statement

SEKm	Jan-June 2008	Jan-June 2007	Jan-Dec 2007
Net operating income	790	710	1,488
Central administrative expenses	– 34	– 37	– 69
Reversed depreciations	3	2	6
Net financial items paid	– 280	– 141	– 476
Tax paid	– 21	– 7	– 12
Cash flow from operating activities before change in working capital	**458**	**527**	**937**
Change in current receivables	– 8	65	68
Change in current liabilities	– 28	– 85	101
Cash flow from operating activities	**422**	**507**	**1,106**
Investments in existing properties	– 712	– 497	– 1,084
Property acquisitions	– 776	– 909	– 1,349
Change in liabilities at acquisitions of property	506	33	6
Property sales	–	6	39
Change in receivables at sales of property	2	12	9
Other net investments	– 5	0	– 6
Cash flow from investment activities	**– 985**	**– 1,355**	**– 2,385**
Change in long term liabilities	1,059	1,317	1,745
Dividend paid	– 492	– 467	– 467
Cash flow from investment activities	**567**	**850**	**1,278**
Cash flow for the period/year	**4**	**2**	**– 1**
Cash and bank, opening balance	7	8	8
Cash and bank closing balance	**11**	**10**	**7**

The Castellum Share

Castellum is listed on OMX Nordic Exchange Large Cap and had at the end of the period about 7,100 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

Shareholders 30-06-2008

	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6,7%
AFA Sjukförsäkrings AB	8 670	5,3%
AMF Pensionsförsäkrings AB	7 500	4,6%
Andra AP-fonden	5 824	3,5%
Kåpan Pensioner Försäkringsförening	2 794	1,7%
Swedbank Robur Realinvest	2 173	1,3%
AFA TFA Försäkrings AB	1 956	1,2%
Tredje AP-fonden	1 806	1,1%
Fjärde AP-fonden	1 320	0,8%
Bengt Norman	1 300	0,8%
Other shareholders registered in Sweden	40 480	24,7%
Shareholders registered abroad	79 177	48,3%
Total outstanding shares	164 000	100,0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country 30-06-2008


USA 20%
Great Britain 11%
Sweden 52%
Of which
Funds, insurance comp. etc 27%
Private persons, private comp 28%
AP-funds 5%
Trusts, associations etc. 1%
Luxemburg 4%
France 3%
The Netherlands 2%
Other 8%

The Castellum share price as at June 30, 2008 was SEK 57.50 equivalent to a market value of SEK 9.4 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 115 million shares were traded, equivalent to an average of 927,000 shares per day, corresponding on an annual basis to a turnover rate of 142%.

During the last 12-month period the total yield of the Castellum share has been – 27% including dividend of SEK 3.00 per share. The total yield of the Castellum share has been on average 13% per year the last ten years.

Total yield (including dividend)

	July 07 - June 08	3 years average/ year	10 years average/ year
The Castellum share	– 27%	– 6%	+ 13%
OMX Stockholm (SIX Return)	– 29%	+ 7%	+ 5%
Real Estate Index Sweden (EPRA)	– 30%	– 5%	+ 14%
Real Estate Index Europe (EPRA)	– 38%	– 3%	+ 8%

The Castellum share's price trend and turnover since IPO 23 May, 1997 until 11 July 2008


Turnover, million shares per month
Share price, SEK
65 60 55 50 45 40 35 30 25 20 15 10 5 0
130 125 120 115 110 105 100 95 90 85 80 75 70 65 60 55 50 45 40 35 30 25 20 15 10 5 0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europa
(EPRA incl. dividend)
Turnover per month

Calendar

Interim Report January-September 2008	16 October, 2008
Year-end Report 2008	21 January, 2009
Annual General Meeting	26 March, 2009
Interim Report January-March 2009	15 April, 2009
Half-year Report January-June 2009	14 July, 2009
Interim Report January-September 2009	15 October, 2009
Year-end Report 2009	20 January, 2010

For further information please contact Håkan Hellström, CEO or Ulrika Danielsson, Finance Director telephone +46 31-60 74 00.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Interim Report show 9 acquired properties in Örebro (Borgaren 1, Däcket 1, Stinsen 18, Tryckeriet 2 and 13, Tågmästaren 25, Ölstånkan 11, 14 and 15) and a property under construction in Gothenburg, Kärra 74:2.

Subsidiaries

Aspholmen Fastigheter AB
Nastagatan 2, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Theres Svenssons gata 9
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Registered office: Gothenburg • Corporate identity no. 556475-5550

END